UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

DIVISION OF
CORPORATION FINANCE

06032686

April 14, 2006

RECD S.E.C.
APR 17 2006

J. Craig Walker
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/14/2006

Re: AmerInst Insurance Group, Ltd
Incoming letter dated February 13, 2006

Dear Mr. Walker:

This is in response of your letter dated February 13, 2006 concerning the shareholder proposal submitted to AmerInst by Bruce W. Breitweiser. We also have received letters from the proponent dated February 21, 2006 and February 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite and summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Bruce W. Breitweiser
1504 East Washington Street
Bloomington, Illinois 61701

PROCESSED
MAY 01 2006
THOMSON
FINANCIAL

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 · Chicago, Illinois 60602-4207
312.372.1121 · Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179

February 13, 2006

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2006 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On Behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a proposal received from Bruce W. Breitweiser (the "**Breitweiser Proposal**"), a shareholder of the Company, proposed to be presented at the Company's 2006 Annual General Meeting of Shareholders (the "**2006 Meeting**") and his related statement in support of his proposal, attached hereto as Exhibit A, (ii) a statement of the reasons why the Company believes that the proposal may be omitted from its proxy materials (the "**Company Statement**") and (iii) a legal opinion of Cox Hallett Wilkinson, Bermuda counsel for the Company, addressed to the Company in support of this letter (the Bermuda Law Opinion), attached hereto as Exhibit B. The Company respectfully requests that the Staff advise the Company that the Staff will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Breitweiser Proposal is so omitted. A copy of the Company Statement setting forth the reasons why the Company believes that it is proper to omit the Breitweiser Proposal has been furnished to Mr. Breitweiser as required by Rule 14a-8(j)(1)

After careful consideration, we believe that the Breitweiser Proposal may be omitted from the proxy materials for the 2006 Meeting scheduled to be held on June 1, 2006. Omission is proper under Rule 14a-8(i)(1) (pertaining to a proposal that is not a proper subject for action under the laws of the jurisdiction of the company's organization), Rule 14a-8(i)(2) (pertaining to a proposal that would result in a violation of law), and Rule 14a-8(i)(6) (pertaining to a proposal that a company would lack the power or authority to implement).

BACKGROUND

The Company.

The Company commenced business in 1988 to provide a stabilizing influence on the design, pricing, and availability of accountants professional liability insurance for individual certified public accountant ("**CPA**") practitioners and small CPA firms. During the three years prior to the Company's formation, the market for accountants malpractice insurance had severely deteriorated: the number of commercial underwriters covering that risk had declined from eighteen to three; policy limits were sharply reduced; coverage was restricted; and premium rates were increased by as much as 1,000%. These conditions caused many practitioners to reduce their coverage, and some to forgo it entirely. That crisis caused the American Institute of Certified Public Accountants ("**AICPA**"), through its Professional Liability Insurance Plan Committee ("**PLIP Committee**"), to explore possibilities for ameliorating the adverse and deteriorating market conditions. The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP Committee. Since 1993, CNA Financial Corporation ("**CNA**") has been so endorsed and reinsured by the Company. CNA currently insures about 23,000 individual practitioners and local firms throughout the country.

In order to assure protection to the accounting profession, the Company included in its bye-laws the requirements that (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a similar state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "**Board**"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares. As a result of these restrictions, there has never been, nor has any stockholder ever had reason to expect there to be, a liquid market for the Company's shares.

Consistent with its original purpose, the Company remains as a stand-by direct insurer of accountants professional liability for individual CPAs and local firms if the commercial market becomes unwilling or unable to offer such coverage for a reasonable premium and on reasonable terms. To this end, the Company has regularly reinvested a portion of its earnings to increase its net worth, which has grown from an initial $7.4 million to approximately $16.4 million as of September 30, 2005, after the payment of annual dividends since 1995 totaling about $11.5 million, including a $3.5 million special dividend paid in January of 2004, and repurchases of Company stock totaling approximately $6.0 million through September 30, 2005. The Company has been profitable in fourteen of seventeen full years of operation, even though its loss reserving, under the guidance of an independent actuarial firm, has been conservative. Thus, each shareholder, in its capacity as a CPA, has available to it standby protection from the Company for malpractice coverage, which is essential for the conduct of an individual's or a firm's professional practice. The Company's existing net worth would, under Bermuda insurance regulations, permit it to provide, at current market premium rates, $1,000,000 of primary malpractice coverage to each of its more than 2,000 shareholders, with considerable unused capacity available to underwrite insurance for other accountants.

The Company, therefore, has two primary objectives, each of which imposes fiduciary duties on the board with respect to the Company: first, to provide standby insurance coverage to individual CPAs and small CPA firms (on a priority basis, in the case of the Company's shareholders); and, second, to provide a reasonable return on the invested capital of shareholders, which are limited to individual CPAs and small CPA firms.

Mr. Breitweiser's Involvement with the Company and Past Proposals.

Mr. Breitweiser served as a director of the Company and its predecessor company, AmerInst Insurance Group, Inc., from 1991 to 2003. His last positions were Vice Chairman of the Board and chairman of the audit committee of the Board. During the latter half of 2003, and after he was no longer a member of the Board, Mr. Breitweiser wrote the Company seeking the Board's endorsement of a proposed offer by him to purchase all of the Company's shares at 75% of book value, subject to certain downward adjustments. He had intimate familiarity with the value of the Company, its loss reserves, and its business prospects based upon confidential information gained by him in a fiduciary capacity as Vice Chairman of the Board and as chairman of the audit committee. The stated purpose of his proposal was to "maximize" shareholder value. The 25% discount from book value would accrue solely to Mr. Breitweiser, as would any gain in excess of book value upon liquidation of the Company.

Mr. Breitweiser's request prompted a comprehensive review by the Board of the current business of the Company, its history, its prospects, and, most importantly, its basic corporate purpose. This included discussions with CNA, which reaffirmed that the Company's reinsurance of the CNA accountants professional liability programs—which are endorsed by the AICPA—provides major value to those insureds, as well as to the accounting profession generally. Based on its detailed review, the Board rejected Mr. Breitweiser's proposal because it would undermine the basic mission of the Company and the price offered was inadequate for a controlling interest in the Company.

In January 2004, the Company completed payment of its regular dividend for the eighth consecutive year (in the annual amount of $2.60 per share) and paid a special dividend of $10.50 per share (the "**Special Dividend**") as a result of the receipt by the Company of a favorable actuarial report arising from the Company's conservative accounting policies. In a June 3, 2004, press release, Mr. Ronald Katch, Chairman of the Board, stated that ". . . a shareholder who had invested $25.00 per share in 1988 will have received a total cash return of $31.30 per share over the 16 year life of the Company. AmerInst will continue to fulfill its mission while providing excellent cash returns for our shareholders. The Board continues to seek opportunities that will enable the Company to grow profitably and remain as a standby direct insurer for Accountants Malpractice insurance in the event that commercial insurance markets fail to offer CPA firms insurance coverage with affordable premiums and reasonable terms." The Special Dividend permitted the Board to honor its two fiduciary duties of maintaining the Company's existence and commitment to be ready to support the accountants malpractice insurance market and to provide a reasonable return on the capital investment of its shareholders.

Mr. Breitweiser then submitted a proposal (the "**Original Breitweiser Proposal**") for inclusion in the proxy solicitation materials for the 2004 Annual General Meeting (the "2004 Meeting") urging the Board to consider a prompt sale of the Company to a suitable bidder at a price that would maximize shareholder value. Since he was the only person who had expressed any then current interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself. The Original Breitweiser Proposal is set forth below:

> "Proposal
>
> Resolved that the shareholders of AmerInst Insurance Group, Ltd. urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value.
>
> Supporting Statement
>
> I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch. Notwithstanding my professional respect for each of the Directors of AmerInst Insurance Group, Ltd., I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable means, by which AmerInst Insurance Group, Ltd. can provide value to the CPA profession, if at all, is as a private company. My opinion considers factors including; (a) the ongoing significant minimum cost of administration of a very small but yet publicly held and offshore reinsurance company, (b) the practical size and volume of any relevant share of the multi-billion dollar reinsurance markets that can be competitively available to fulfill the initial mission of the Company, and (c) the risks and uncertainties of future non-CPA firm reinsurance business presently being placed by the Board of Directors.
>
> The purpose of the Maximize My Shareholder Value Resolution is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the prompt sale of AmerInst Insurance Group, Ltd. A strong vote by the shareholders would indicate to the Board the belief by the shareholders that, among the

different options available to the Company at this time, the sale of AmerInst Insurance Group, Ltd. would maximize shareholder value. The ultimate sale of AmerInst Insurance Group, Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

It is important to disclose to you the fact that the Board has received at least two offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders. The second offer was presented to the Board by me in September, 2003 and was summarily rejected, without any fairness opinion or other assessment of valuation. The Board's posture was especially surprising given that the price of this offer is 1) at least 20% greater than the price the Board offers to shareholders wishing for liquidity, and 2) the same as the Board offers for redemption of shares from deceased or retired shareholders. I do intend to remain interested as a suitable buyer and to continue AmerInst Insurance Group, Ltd. as a private company, hopefully for the future benefit of the CPA profession.

Even if this resolution is approved by the majority of the AmerInst Insurance Group, Ltd. shares represented and entitled to vote at the annual meeting, the Maximize My Shareholder Value Resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. The proponent believes that if this resolution receives strong support from the shareholders, the Board should choose to recognize its fiduciary duty and carry out the request set forth in this resolution.

The prompt sale of AmerInst Insurance Group, Ltd. should be accomplished by any appropriate process the Board chooses to adopt. It is expected that the Board will uphold its fiduciary duties to the utmost during the sale process.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

The Board included the Original Breitweiser Proposal in the 2004 Meeting proxy solicitation materials distributed to shareholders, together with a statement of the Board against adoption of the Original Breitweiser Proposal, as contrary to the purpose and prospects of the Company. Upon the shareholder vote at the 2004 Meeting, Mr. Breitweiser's proposal received 55,826 votes "for," 89,944 votes "against," and 12,729 abstentions, with 173,252 shares not voted. The votes "against" included 31,780 shares then held by Investco. Mr. Breitweiser's proposal was supported by approximately 18.6% of the outstanding shares, excluding those held by Investco.

In September 2004, Mr. Breitweiser again solicited the Board to sell the Company to him, marginally increasing his offer from 75% to 82.57% of book value (as calculated by Mr. Breitweiser). After a special meeting called to consider Mr. Breitweiser's proposal, this offer was not accepted by the Board.

Subsequently, the Board approved a Dutch-auction self-tender offer (the "**Tender Offer**") for its shares in order to provide shareholders an opportunity for liquidity because the Company's shares are not listed on any stock exchange nor are they otherwise readily saleable. The Company commenced the Tender Offer on December 17, 2005 and, through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd. ("**Investco**"), offered to purchase, for cash, up to 60,000 of the Company's common shares at a price not greater than $75.00 or less than $60.00 per share (the price to be determined by the tendering shareholders), net to the seller and subject to the Company's right to purchase additional shares. These prices were equal to approximately 119% and 95%, respectively, of the Company's book value per share as of September 30, 2004, and were equal to approximately 105% and 84%, respectively, of the Company's estimated net book value at December 31, 2004, compared to Mr. Breitweiser's maximum offered price of approximately 82.57% of book value. The Company purchased approximately 65,900 shares at $60.00 per share (representing approximately 20% of the Company's outstanding shares (including those held by Investco)).

Mr. Breitweiser's 2005 Proposal.

Mr. Breitweiser requested the inclusion in the proxy materials for the 2005 Annual General Meeting (the "2005 Meeting") of a proposal that the Company's shareholders approve a requirement that the Board immediately discontinue the practice of voting shares of the Company held by a wholly owned subsidiary of the Company.

Mr. Breitweiser's 2005 proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd., (treasury shares)."

Mr. Breitweiser's 2005 Proposal received 53,669 votes "for," 138,227 votes "against," and 1,697 abstentions, with 138,158 shares not voted. The votes "against" included 102,647 shares then held by Investco; if those shares are excluded, the votes against totalled 35,580. Mr. Breitweiser's proposal was supported by approximately 23.4% of the outstanding shares, excluding those held by Investco.

In view of these results, the Company's board of directors decided to study the issues relating to the voting of Company shares held by Investco. After doing so, the board adopted a policy that Investco will not vote Company shares held by it in director elections, except to attain a quorum, and will not vote such shares on shareholder resolutions where more than 50% of all shares outstanding, other than Investco shares, vote in favor of the resolution. The adoption of this policy was described in a letter from the Company's Chairman to shareholders dated September 30, 2005.

Despite the adoption of this policy by the board, Mr. Brietweiser has again requested the inclusion in the proxy materials for the 2006 Meeting of a proposal relating to the Company shares held by Investco. This proposal would require the board to take whatever steps are necessary to remove voting rights from the Company shares held by Investco.

BREITWEISER PROPOSAL AND SUPPORTING STATEMENT

Mr. Breitweiser's 2006 proposal and supporting statement are set forth below:

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd."

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a Director of AmerInst Insurance Group, Ltd. (AmerInst), and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer service is Chairman Katch.

The market for CPA shareholders of AmerInst desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). The voting proxy for Investco-owned shares is given to Board members of its parent company, AmerInst.

Only CPA shareholders should have voting rights. At September 30, 2005, Investco owned 103,600 shares, or over 31% of the shares of AmerInst. The Board practice to provide liquidity to CPA shareholders through redemption will increase the holdings of Investco and increase the control block of votes for Board proxy. When 58,400 more shares are redeemed the Board will control 51% of AmerInst.

My 2005 shareholder proposal to prohibit Investco from voting the shares of AmerInst it owns was supported by a 61% majority of the voting CPA shareholders. The Chairman acknowledged at the annual meeting the clear significance of this result.

The Board has adopted only a policy to abstain from voting the shares in certain circumstances.

Notwithstanding a debate of terminology of *treasury shares* or *shares held by subsidiary,* these shares are eliminated on the AmerInst consolidated balance sheet. Voting of treasury shares is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting Rights for Subsidiary-owned Shares Resolution* is to compel the Board of Directors to comply with the intent of United States laws. Regardless of whether legal under Bermuda law, I again state, from my personal experience on the Board of AmerInst, the control voting of Investco shares was not a reason for moving the Company to Bermuda.

The *No Voting Rights for Subsidiary-owned Shares Resolution* also gives all AmerInst CPA shareholders the opportunity to send a clear message to the Board that they still do not support the present ability of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

COMPANY STATEMENT OF REASONS WHY THE BREITWEISER PROPOSAL MAY BE OMITTED

Application of Rule 14-a-8(i)(1) (Improper Under State Law)

Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal from the company's proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization, and the Staff has stated in a number of instances that it would not recommend enforcement action if a company omitted a proposal from its proxy materials in reliance on Rule 14a-8(i)(1). See e.g., Citigroup Inc., (Feb. 18, 2003) (proposal requested that all monetary gains by senior managers of the company during the specified period of time be returned and treble damages applied and enforced, that all executive options and bonuses paid or exercised between 1998 and 2002 be declared invalid, and that all the company's senior manager stock option programs and bonus programs cease and be permanently and immediately terminated); Advocat Inc. (Apr. 15, 2003) (shareholder proposal mandating that the company's shareholder rights plan be terminated); Honeywell Int'l Inc., (Feb. 18, 2003) (proposal required that the office of the chairman of the company's board of directors be held by an independent outside director); American Electric Power Co., Inc., (Jan. 16, 2002) (proposal seeking to limit the cumulative term of office of the company's directors to a maximum of 10 years); and AlliedSignal Inc. (July 22, 1999) (proposal was inconsistent with sections 211 and 222(a) of the Delaware General Corporation Law and AlliedSignal's bylaws).

As discussed below and in the Bermuda Law Opinion, the Breitweiser Proposal is not a proper subject for action by shareholders under Bermuda law for each of the following reasons:

- The Proposal in effect would require the Company's Board of Directors to amend the Company's Bye-laws, which the Board alone is not empowered to do.

- The Proposal would prevent the Directors from exercising their fiduciary duty as required under Bermuda law.

- The Proposal would have the effect of creating a separate class of stock, which under Bermuda law requires the separate approval of the holders of that class of stock. The Proposal does not provide for such approval.

- The shareholder approval described above would require that the directors of Investco vote to disenfranchise shares held by Investco without regard for their fiduciary duties.

Accordingly, the Company may exclude the Breitweiser Proposal from its proxy materials for the 2006 Meeting.

The Breitweiser Proposal Requires the Board to Act in a Manner not Permitted under Bermuda law or in the Company's Bye-laws

The Breitweiser Proposal is not advisory. By its terms, it "**requires**" the Board "to take whatever steps necessary, including changing the bye-laws" to disenfranchise shares held by Investco. In fact, the result required by the proposal cannot be accomplished without amending the Company's Bye-laws, which, under Bermuda law, are the principal governing document of a company (capitalized references in this letter to "Bye-laws" or to a specific Bye-law are to the Bye-laws of the Company). Bye-Law 82 of the Company requires that any amendment to the Bye-laws be approved "by a resolution of the Board" **and** "by a resolution of the Members [shareholders]." In addition, Section 13(5) of the Companies Act 1981 of Bermuda (the "Act") provides that "the directors of a company may after its registration amend the bye-laws, but any such amendment must be submitted to a general meeting of the shareholders of the company and shall become operative only to such extent as it is approved at such meeting." The Breitweiser Proposal requires that the Board alone act to amend the Bye-laws; because of the shareholder approval requirements in Section 13(5) of the Act and Bye-law 82, the Board simply cannot take the action required by the Breitweiser Proposal without violating the Act and the Bye-laws. Any such action in violation of the Bye-laws and the Act would be improper under Bermuda law, and accordingly, the Company may exclude the Breitweiser Proposal from the Company's proxy materials for the 2006 Meeting pursuant to Rule 14a-8(i)(1).

The Breitweiser Proposal Would Improperly Interfere With The Directors' Independent Business Judgment And Would Impose Impermissible Restrictions On The Directors' Authority

The Shareholder action contemplated by the Proposal would be inconsistent with provisions of the Act and the Bye-laws relating to management of the Company by the directors and therefore would not be a proper subject for action by the Company's shareholders.

Exercise of Directors' Powers. Under Bermuda law (section 91 of the Act), "the affairs of the Company shall be managed by not less than two directors.......". This principle is also reflected in Bye-law 2 which states that "the business of the Company shall be managed and conducted by the Board".[1]

Bermuda law follows the English common law principles which provide that in exercising their powers, the directors do not act as agents for the majority or even all of the members of the company, and so, unless the memorandum or bye-laws otherwise provide, the members cannot by a resolution passed by a majority or even unanimously supersede the directors' powers, or instruct them how they shall exercise their powers. The English case of Jon Shaw & Sons (Salford) Ltd. v Shaw [1935] All ER Rep 456 at 464 clearly states the principle of sovereignty of the directors powers vis a vis the articles of association (known as bye-laws under Bermuda law).

Duties of Director. Under section 97 of the Act, every officer (which term includes directors under the Act) of a company in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the company (as well as exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances).

Under Bermuda law directors are under a duty to act bona fide in the best interests of the company. Directors' duties are owed primarily to, and are enforceable by, the company and not individual, or even a majority of, shareholders. The "company" is frequently defined in equity by reference to the shareholders as a whole. [See Palmers Company Law – 63- 04.] In the English case of Gaiman V. National Association for Mental Health [1971] Ch. 317, 330, it was stated that "the interests of some particular section or sections of the company cannot be equated

1 Bye-law 3 (1) provides that "in managing the business of the Company, the Board may exercise all such powers of the Company as are not, by statute or by these Bye-laws, required to be exercised by the Company in general meeting subject, nevertheless, to these Bye-laws, the provisions of any statute and to such directions as may be prescribed by the Company in general meeting". While providing that the management powers of the Board are subject to "such directions as may be prescribed by the Company in general meeting", Bye-law 3(1) expressly provides that such powers are to be subject to the Bye-laws. The process for Bye-law amendment is set out in Bye-law 82 (and such process requires both a resolution of the Board and a resolution of the shareholders). This means that in complying with the specific requirements of Bye-law 82, the Directors must adopt a resolution approving the Bye-law amendment, and in doing so must exercise their business judgment in compliance with their fiduciary duties.

With respect to the rules of interpretation of commercial documents under Bermuda law, the "rule" is consistent with the English rule that words should be given their "natural and ordinary meaning" (see ICS v. West Bromwich BS 1998 1 All ER 115). Thus, to the extent that there is any potential argument of inconsistency between the general provision of Bye-law 3 (1) and the specific Bye-law amendment provisions set out in Bye-law 82, a Bermuda Court would, if asked to determine the process for amendment Bye-laws, give effect to the natural and ordinary meaning of the specific provisions set out in Bye-law 82 over the general provisions in Bye-law 3 (1).

with those of the company, and I would accept the interests of both present and future members of the company , as a whole as being a helpful expression of a human equivalent."

Acting in the best interests of the company and its shareholders as a whole of necessity involves the exercise of business judgment. A court will only interfere with the directors' decisions if no reasonable director could have concluded that a particular course of action was in the interests of the company. [Thompson v. J. Barke & Co. (Caterers) Ltd. 1975 s.L.T. 67; R. Sinclair [1968] 1 W.L.R. 1246]

We note that the duties of directors, and the limitations on shareholder ability to affect the exercise of those duties, under Bermuda law as described above are substantially equivalent to, and consistent with, the duties of, and limitations on shareholders in controlling, directors under Delaware law.[2]

As stated above, under the Bye-laws, in order to amend the Bye-laws, the amendment must be approved "by a resolution of the Board." Accordingly, a decision as to whether a board should adopt a resolution approving an amendment to the Bye-laws is expressly within a director's decision under the Bye-laws, and any proposal that seeks to interfere with a director's independent judgment in this regard is not a proper subject for action by shareholders under Bermuda law.

The Breitweiser Proposal would contradict the Act by improperly limiting the authority of the Board to manage the business and affairs of the Company in accordance with the Bye-laws and Bermuda law. As a result, the Breitweiser Proposal is not a proper subject for action by shareholders under Bermuda law, and accordingly, the Company may exclude the Breitweiser Proposal from the Company's proxy materials for the 2006 Meeting pursuant to Rule 14a-8(i)(1).

---

2 Section 141(a) of the DGCL provides in part that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Consistent with this legislative mandate, the Delaware Supreme Court has emphasized that a "basic principle of the [DGCL] is that directors, rather than stockholders, manage the business and affairs of the corporation." Spiegel v. Buntrock, 571 A.2d 767,772-73 (Del. 1990). Limitations on director discretion have been held invalid under Delaware law. See e.g., USA Soccer Properties, Inc. v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1979) (Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . .") (interpreting Delaware law); Chapin v. Benwood Found, 402 A.2d 1205 (Del. Ch. 1979), (agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid. Id. at 1211); Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del. 1994); Paramount Communications v. Time, Inc. [1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 94,514, at 93,284 (Del. Ch. July 14, 1989), aff'd 571 A.2d 1140 (Del. 1990) ("[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares").

The Proposal Would Impermissibly Create a New Class of Stock, In That It does Not Allow For the Specific Shareholder Approval Required Under Bermuda Law

In order to effectively implement a proposal to remove Investco's voting rights in the shares of the Company it holds, it would be necessary, as a matter of Bermuda law, for the shareholders to pass a resolution which re-designates the existing share capital into separate classes of voting and non-voting shares. Under Bermuda law, such a re-designation would amount to a variation of class rights which would require the vote of Investco in favor of the variation as required by Bye-law 49. Bye-law 49 (2) provides that "if at any time the share capital is divided into different classes of shares, the rights attached to any class... may ... be varied ... with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holder of the shares of the class in accordance with [section] 47 (7) of the Act...". Because such variation would also involve an amendment to the Bye-laws, both the directors and the shareholders of the Company would also need to pass a resolution specifically in favor of such amendment.

Because the Proposal would require the alteration of voting rights without the required approval of Investco (or compliance with the proper amendment procedures), it is improper under Bermuda law, and accordingly, the Company may exclude the Breitweiser Proposal from the Company's proxy materials for the 2006 Meeting pursuant to Rule 14a-8(i)(1).

The Proposal Would Require the Investco Directors to Vote to Disenfranchise the Shares Held by Investco Without Regard to Their Fiduciary Duties

The approval by Investco as a shareholder as described above would require the Investco board to vote in favor of the change in voting rights. In the absence of any evidence to suggest how the Investco board will be able to arrive at the conclusion that it is in the best interests of Investco to own non-voting rather than voting shares in the Company, it is not likely (and inappropriate to prejudge) that the Investco board could itself agree to vote in favor of such a resolution without breaching its own fiduciary duties; if the Proposal is deemed to require the Investco board to so vote, it is improper for the reasons identified above with respect to directors' duties, and accordingly, the Company may exclude the Breitweiser Proposal from the Company's proxy materials for the 2006 Meeting pursuant to Rule 14a-8(i)(1).

Application of Rule 14a-8(i)(2) (Violation of Law)

Rule 14a-8(i)(2) allows a company to exclude a shareholder proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. See Gillette Co. (Mar. 10, 2003) (proposal requesting that the company's board of directors adopt a policy to establish specific procedures for adopting shareholder proposals that are supported by more than 50% of the shares voted for and against such proposals); Toys "R" Us, Inc. (Apr. 9, 2002) (proposal seeking to amend company's bylaws to prohibit adoption of any shareholder rights without prior shareholder approval and to require redemption of any existing shareholder rights plan); Wisconsin Energy Corp. (Feb. 28, 2003) (same); and Weirton Steel Corp. (Mar. 14, 1995) (proposal requiring the company to amend its bylaws to reflect changes in the qualifications of individuals who serve as independent directors on the company's board, may be omitted from the company's proxy material under Rule 14a-8(i)(2) where the proposal, if adopted, would require the company to adopt a by-law that is consistent with its restated certificate of incorporation in violation of Delaware law).

For the reasons discussed above and in the Bermuda Law Opinion, the Breitweiser Proposal, if implemented, would violate Bermuda law in the manner summarized below:

- The Proposal in effect would require the Company's Board of Directors to amend the Bye-laws, which the Board alone is not empowered to do, thus violating Bye-law 82 and Section 13(5) of the Act.

- The Proposal would prevent the Directors from exercising their fiduciary duty as required under Bermuda law, thus violating Section 97 of the Act and common law principles.

- The Proposal would have the effect of creating a separate class of stock, which under Bermuda law requires the separate approval of the holders of that class of stock. The Proposal does not allow for such approval, thus violating Bye-law 49 and Section 47 of the Act.

- The shareholder approval described above would require that the directors of Investco vote to disenfranchise shares held by Investco without regard for their fiduciary duties, thus violating Section 97 of the Act and common law principles.

As a result, the Breitweiser Proposal, if implemented, would cause the Company to violate Bermuda law, and accordingly, the Company may exclude the Breitweiser Proposal from the Company's proxy materials for the 2006 Meeting pursuant to Rule 14a-8(i)(2).

Application of Rule 14a-8(i)(6) (Absence of Power/Authority)

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy statement if the company would lack the power or authority to implement the proposal.

As discussed above, the Company does not have power or authority to unilaterally change the Bye-laws and therefore the Company would be acting in breach of Bermuda law if it complied with the Proposal. Therefore, the Company may exclude the Breitweiser Proposal from the Company's proxy statement for the 2006 Meeting pursuant to Rule 14a-8(i)(6).

Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Breitweiser Proposal may properly be omitted from the proxy materials (i) under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Bermuda law; (ii) under Rule 14a-8(i)(2) because the Breitweiser Proposal would, if implemented, cause the Company to violate Bermuda law; and (iii) under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Breitweiser Proposal. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2006 Meeting on or before May 4, 2006.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC

By: [signature]
J. Craig Walker

cc: Mr. Bruce W. Breitweiser

Exhibit A

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

January 6, 2006

Via Federal Express

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
P.O. Box HM 1601
Hamilton HM HX
Bermuda

Re: Shareholder Proposal for 2006 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2006 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 13, 2006. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2006 Annual General Meeting.

You have my promise that the securities held in my behalf will continue to be held through the date of the 2006 Annual General Meeting.

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone : (309) 827-0348
Fax : (309) 827-7858
E-mail : bbreitweiser@dbc-llp.com

Respectfully Submitted,

Bruce W. Breitweiser

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 294 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd."

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a Director of AmerInst Insurance Group, Ltd. (AmerInst), and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer service is Chairman Katch.

The market for CPA shareholders of AmerInst desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). The voting proxy for Investco-owned shares is given to Board members of its parent company, AmerInst.

Only CPA shareholders should have voting rights. At September 30, 2005, Investco owned 103,600 shares, or over 31% of the shares of AmerInst. The Board practice to provide liquidity to CPA shareholders through redemption will increase the holdings of Investco and increase the control block of votes for Board proxy. When 58,400 more shares are redeemed the Board will control 51% of AmerInst.

My 2005 shareholder proposal to prohibit Investco from voting the shares of AmerInst it owns was supported by a 61% majority of the voting CPA shareholders. The Chairman acknowledged at the annual meeting the clear significance of this result.

The Board has adopted only a policy to abstain from voting the shares in certain circumstances.

Notwithstanding a debate of terminology of *treasury shares* or *shares held by subsidiary*, these shares are eliminated on the AmerInst consolidated balance sheet. Voting of treasury shares is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting Rights for Subsidiary-owned Shares Resolution* is to compel the Board of Directors to comply with the intent of United States laws. Regardless of whether legal under Bermuda law, I again state, from my personal experience on the Board of AmerInst, the control voting of Investco shares was not a reason for moving the Company to Bermuda.

The *No Voting Rights for Subsidiary-owned Shares Resolution* also gives all AmerInst CPA shareholders the opportunity to send a clear message to the Board that they still do not support the present ability of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

CHW COX HALLETT WILKINSON
BARRISTERS & ATTORNEYS

MILNER HOUSE
18 PARLIAMENT STREET
P.O. BOX HM 1561
HAMILTON HM FX
BERMUDA
TELEPHONE: (441) 295-4630
FAX: (441) 292-7880
WEBSITE: WWW.CHW.COM

13th February, 2006

AmerInst Insurance Group, Ltd.
c/o USA Risk Group, Inc.
P.O. Box 1330
Montpelier, Vermont 05601
USA

Dear Sirs,

Re: Shareholder Proposal for 2006 Annual General Meeting for AmerInst Insurance Group, Ltd. submitted by Mr. Bruce Breitweiser

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted to AmerInst Insurance Group, Ltd., a company incorporated under the laws of Bermuda (the "Company"), by Mr. Bruce Breitweiser (the "Proponent") would be a proper subject for action by the Company's shareholders under Bermuda law.

For the purposes of giving this opinion we have reviewed the following documents:

(a) a copy of the Proponent's letter to the Company dated January 6th, 2006 and the Proposal and Supporting Statement which accompanied the letter; and
(b) the Certificate of Incorporation, Memorandum of Association and Bye-laws of the Company.

We have also made such enquiries as to questions of Bermuda law as we have deemed necessary in order to render the opinions set forth below.

Assumptions

We have assumed (without making any investigation thereof):

(a) the genuineness and authenticity of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken; and

(b) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein.

Partners and Associates of our firm are qualified to practice law in Bermuda and we do not express any opinion as to the laws of any jurisdiction except the laws of Bermuda to the extent referred to specifically herein.

Corporate Structure

The Company was incorporated under the laws of Bermuda in July 1998. The Company is an insurance holding company owned by about 2,100 shareholders, all of whom are required to be CPAs or CPA firms. The Company owns 100% of Mezco, a dormant holding company which owns 100% of AmerInst Insurance Co. Ltd. ("AmerInst") a licensed Bermuda insurer actively engaged in reinsurance activities. AmerInst owns 100% of AmerInst Investment Company, Ltd. ("Investco"), also a Bermuda company which owns and manages AmerInst's investment portfolio.

At September 30, 2005, Investco owned 103,600 shares (approximately 31%) of the outstanding shares of the Company. Currently the share capital is comprised of a single class of shares known as common shares which are all voting shares.

The Proposal

The Proposal seeks to resolve "that the shareholders of the Company require the Company's Board of Directors to take whatever steps are necessary, including changing the Bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd."

The Proposal was also accompanied by a supporting statement by the Proponent.

Summary

As more fully explained below, we believe the Proposal would be improper under Bermuda law for each of the following reasons:

- The Proposal in effect would require the Company's Board of Directors to amend the Company's Bye-laws, which the Board alone is not empowered to do.
- The Proposal would prevent the Directors from exercising their fiduciary duty as required under Bermuda law.
- The Proposal would have the effect of creating a separate class of stock, which under Bermuda law requires the separate approval of the holders of that class of stock. The Proposal does not allow for such approval.

- The shareholder approval described above would require that the directors of Investco vote to disenfranchise shares held by Investco without regard for their fiduciary duties to Investco or its parent entities.

Analysis of Impropriety under Bermuda Law

In arriving at the conclusion that the Proposal would be improper under Bermuda law we have considered the following Bermuda law provisions which do not support the language of the Proposal "requiring" the Company's Board of Directors to take the steps set out in the Proposal:

Amendment to Bye-laws

1. As contemplated in the language of the Proposal itself, the change in voting rights set forth in the Proposal would require an amendment to the Company's Bye-laws.[1] Bye-law 82 of the Company's Bye-laws states that "no Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board **and** by a resolution of the Members" (emphasis supplied). This provision is reflective of the requirements of the Act, which provides in section 13 (5), that "the directors of a company may after its registration amend the bye-laws, but any such amendment must be submitted to a general meeting of the shareholders of the company and shall become operative only to such extent as it is approved at such meeting." Because the Proposal requires the Board alone to amend the Bye-laws without shareholder approval and is not a specific proposal to amend the Bye-laws, it is improper under the Act and the Company's Bye-laws.

Exercise of Directors Powers

2. Under Bermuda law (section 91 of the Companies Act 1981 of Bermuda, as amended, the "Act"), "the affairs of the Company shall be managed by not less than two directors.......". This principle is also reflected in Bye-law 2 of the Company's Bye-laws which states that "the business of the Company shall be managed and conducted by the Board".[2]

---

1 Bye-law 47 states that "the share capital of the Company shall be divided into shares of a single class the holders of which shall, subject to the provisions of these Bye-laws: (a) be entitled to one vote per share". Thus a change in classes of shares and their voting rights will necessitate amendments to the Bye-laws.

2 Bye-law 3 (1) provides that "in managing the business of the Company, the Board may exercise all such powers of the Company as are not, by statute or by these Bye-laws, required to be exercised by the Company in general meeting subject, nevertheless, to these Bye-laws, the provisions of any statute and to such directions as may be prescribed by the Company in general meeting". While providing that the management powers of the Board are subject to "such directions as may be prescribed by the Company in general meeting", Bye-law 3(1) expressly provides that such powers are to be subject to the Bye-laws. The process for Bye-law amendment is set

3. Bermuda law follows the English common law principles which provide that in exercising their powers, the directors do not act as agents for the majority or even all of the members of the company, and so, unless the memorandum or bye-laws otherwise provide, the members cannot by a resolution passed by a majority or even unanimously supersede the directors' powers, or instruct them how they shall exercise their powers. The English case of Jon Shaw & Sons (Salford) Ltd. v Shaw [1935] All ER Rep 456 at 464 clearly states the principle of sovereignty of the directors powers vis a vis the articles of association (known as bye-laws under Bermuda law) in the following passage:

> "A company is an entity distinct alike from its shareholders and its directors. Some of its powers may, according to its articles, be exercised by directors, certain other powers may be reserved for the shareholders in general meeting. If powers of management are vested in the directors, they and they alone can exercise these powers. The only way in which the general body of the shareholders can control the exercise of the powers vested by the articles in the directors is by altering the articles, or if opportunity arises under the articles, by refusing to re-elect the directors of whose actions they disapprove. They cannot themselves usurp the powers which by the articles are vested in the directors any more than the directors can usurp the powers vested by the articles in the general body of shareholders".

Duties of Directors

4. Under section 97 of the Act, every officer (defined in the Act to include a director and a secretary) of a company in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the company (as well as exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances).

---

out in Bye-law 82 (and such process requires both a resolution of the Board and a specific resolution of the shareholders). This means that in complying with the specific requirements of Bye-law 82, the Directors must adopt a resolution approving the Bye-law amendment, and in doing so must exercise their business judgment in compliance with their fiduciary duties. With respect to the rules of interpretation of commercial documents under Bermuda law, the "rule" is consistent with the English rule that words should be given their "natural and ordinary meaning" (see ICS v West Bromwich BS 1998 1 All ER 115). Thus, to the extent that there is any potential argument of inconsistency between the general provision of Bye-law 3 (1) and the specific Bye-law amendment provisions set out in Bye-law 82, a Bermuda Court would, if asked to determine the process for amending Bye-laws, give effect to the natural and ordinary meaning of the specific provisions set out in Bye-law 82 over the general provisions in Bye-law 3 (1).

5. Under Bermuda law directors are under a duty to act bona fide in the best interests of the company. Directors' duties are owed primarily to, and are enforceable by, the company and not individual, or even a majority of, shareholders. The "company" is frequently defined in equity by reference to the shareholders as a whole. [See Palmers Company Law – 63- 04.] In the English case of Gaiman V. National Association for Mental Health [1971] Ch. 317, 330, it was stated that "the interests of some particular section or sections of the company cannot be equated with those of the company, and I would accept the interests of both present and future members of the company, as a whole as being a helpful expression of a human equivalent."

Acting in the best interests of the company and its shareholders as a whole of necessity involves the exercise of business judgment. A court will only interfere with the directors' decisions if no reasonable director could possibly have concluded that a particular course of action was in the interests of the company. [Thompson v. J. Barke & Co (Caterers) Ltd. 1975 s. L. T. 67; R. v. Sinclair [1968] 1 W. L. R. 1246]

Investco's Rights

6. In order to effectively implement a proposal to remove Investco's voting rights in the shares of the Company it holds, it would be necessary, as a matter of Bermuda law, for the shareholders to pass a resolution which re-designates the existing share capital into separate classes of voting and non-voting shares. Under Bermuda law, such a re-designation would amount to a variation of class rights which would require the vote of Investco in favour of the variation as required by Bye-law 49 of the Company's Bye-laws. Bye-law 49 (2) provides that "if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holder of the shares of the class in accordance with 47 (7) of the Act......" . Because such variation would also involve an amendment to the Bye-laws, then both the directors and the shareholders of the Company would also need to pass a resolution in favour (as described in paragraph 1 above).

Opinions

In our opinion, for the reasons set out below, the Proposal would be improper under Bermuda law.

(i) As stated in paragraph 1 above, the disenfranchising of the shares held by Investco must be accomplished through Bye-law amendment, which would require both a Board resolution **and** a shareholder resolution, yet the Proposal **requires** that the Board effect the change itself. Because this is impossible under the Act and the Bye-laws, the Proposal is improper.

(ii) The directors must not only manage the affairs of the Company under Bermuda law but also act bona fide and in the best interests of the Company i.e. shareholders as a whole. To be "required" to take certain action by shareholders (including effecting bye-law amendments) runs contrary to these legal principles as it ignores the need under Bye-law 82 for the Board to also vote in favour of the resolutions (see paragraph 1 above) after compliance with the fiduciary duty of the directors to make an assessment that amending the Bye-laws to remove the Investco voting rights would be in the best interests of the Company as a whole, including Investco.

Because a variation of the share rights of those shares held by Investco (see paragraph 1 above) would require amendment to the Bye-laws (to entrench the rights of two classes of shares i.e. voting and non-voting shares), and therefore the directors are required to assess that a removal of voting rights is in the best interests of the Company by reference to the above considerations, we do not believe the directors, without potentially being forced to breach their fiduciary duty to the Company, can be "required" to make such assessment, as the Proposal requires.

(iii) The Investco board of directors[3] will also need to vote in favour of a separate resolution by Investco as a shareholder of the Company, to vary its class right to become a non-voting shareholder as set out in paragraph 6 above, and such resolution has not been suggested in the Proposal. Thus, even if the Board in exercising its fiduciary duties with respect to the Company were to reach the conclusion that the Investco voting rights should be removed and the Bye-laws should be amended to reflect the two new classes of shares (a conclusion which we think is unlikely in any event), the directors and shareholders of the Company themselves would not be able to give effect to the proposed amendments on the basis of the suggested resolutions. As stated in paragraph 6 above, the separate vote of Investco to the variation of class rights would be required under Bermuda law to implement the Proposal; and

(iv) In the absence of any evidence to suggest how the Investco board will be able to arrive at the conclusion that it is in the best interests of Investco to own non-voting rather than voting shares in the Company, it is difficult to see (and inappropriate to prejudge) how the Investco board could itself agree to vote in favour of such a resolution without breaching its own fiduciary duties; if the Proposal is deemed to require the Investco board to so vote, it is improper for the reasons identified in opinion (ii) above.

---

[3] We understand the members of the Investco board are the same as the members of the Company's Board. Under Bermuda law, the members of the Investco board would owe separate fiduciary duties to Investco, regardless of any membership on the board of a different, affiliated company.

COX HALLETT WILKINSON
BARRISTERS & ATTORNEYS

February 2006

Conclusion

As set forth above, it is our opinion that the Proposal would be improper under Bermuda law because:

- it improperly requires the Board alone to take action that requires specific shareholder action as well;
- it would improperly require the Board to abandon the exercise of its business judgment, preventing compliance with its fiduciary duties;
- it ignores the requirement of a separate vote by Investco with respect to the reclassification of the shares it holds as non-voting shares; and
- it ignores (or would cause the Investco board to ignore) the Investco board's fiduciary duties in exercising its separate voting rights with respect to the reclassification.

This opinion is addressed to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Cox Hallett Wilkinson

Yours faithfully,
COX HALLETT WILKINSON

731843/D/3

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

February 21, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. 2006 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

Please accept this letter as notification that I will be forwarding to you shortly my response to the Request for No-Action Advice dated February 13, 2006 re: AmerInst Insurance Group, Ltd.

If you would like to contact me directly, please do so at:

(309) 531-1111, or bbreitweiser@dbc-llp.com

Respectfully,

Bruce W. Breitweiser

BWB:eej

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

RECEIVED
2006 MAR -6 PM 4:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 24, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. 2006 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

This letter is in response to the February 13, 2006 letter from counsel for AmerInst Insurance Group, Ltd. I do not believe that my proposal should be omitted by the Company from its 2006 proxy materials.

My Intent

I am one of the approximately 2,000 remaining shareholders of this Company. My present proposal is my continuing effort to bar the Company from diluting the representative voting interest of CPA shareholders. The Board of Directors is voting the block of stock it has acquired, and is building, while it is providing an exit market to the CPA shareholders. If my 2006 proposal is again favored by the majority of the voting CPA shareholders, it will result in furthering to restore a benefit that did originally vest in, and was shared by, all other CPA shareholders at large.

My Restatement of a 2005 Misrepresentation

Counsel states, on page 4 of his February 13, 2006 letter:

> "Since he was the only person who had expressed any then-current interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself."

I repeat my 2005 response to this same statement: it is false and misleading. There had been other parties interested in purchasing AmerInst. The present Chairman of the Board and I had served on the Board together during the period of a recurring offer. Although I may have been the only person approaching the

Board at that time, my 2004 proposal, included in the proxy materials, asked for a prompt sale to a "suitable bidder at a price that will maximize shareholder value". I fully expected any number of qualified and interested bidders to emerge. There was no mention of concern of a recommended sale to me expressed by the Chairman in any of his responses or rebuttals to my proposal. The Board would have diligently pursued the proposal with AmerInst "in play" and it would have looked to outside experts for a fairness opinion on price. This is the same process that was followed when proposals for purchase were received at the time I served on the Board of AmerInst.

My 2005 Proposal

My 2005 proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd., (treasury shares)."

I emphasize my choice of the word "require" in the context of the 2005 proposal as compared to further explanation in that proposal:

> "The primary purpose of the *No Voting of Treasury Shares Proposal* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda."

> "Another purpose of the *No Voting of Treasury Shares Proposal* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote."

Though the Board voted the block of stock it has acquired and was able to technically defeat my proposal, the result of the voting of the CPA shareholders was 60% in favor of my 2005 proposal. The Chairman acknowledged at the annual meeting the clear significance of this result.

Board Response to My 2005 Proposal

Notwithstanding the clear 2005 message from the voting majority of the CPA shareholders, the response of the Board was simply a policy to discontinue voting in certain circumstances. A policy does not satisfy the desire expressed by the majority of the CPA shareholders. I do not support the present practice of the Board being able to influence and control the outcome of any shareholder vote.

My 2006 Proposal

My 2006 proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd."

Counsel for the Company accurately states, on page 2 of his February 13, 2006 letter, the requirements of the then-U.S. bylaws:

> "That (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a similar state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "Board"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares."

The shares accumulated by the Board via AmerInst Investment Company, Ltd. are in direct conflict with any intent "to prevent control by any one or several firms by limiting stock ownership…."

I strongly believe the majority of the CPA shareholders voting on my proposal will vote "Yes". I used the term "require" in my 2005 proposal in conjunction with the context of "to compel" and "to send a message". I emphasize the same use and choice of terms in my 2006 proposal.

The Simple Solution

The Board of AmerInst continues to provide the exit market for estates of deceased CPA shareholders and those CPA's retiring, leaving the profession or otherwise desiring a sale of their shares. When 58,400 additional shares are redeemed the Board will control 51% of AmerInst. AmerInst was formed as a publicly-held Company and the CPA shareholders purchased voting rights with each share. The move offshore was only intended to strengthen the business opportunity on behalf of the CPA shareholders of AmerInst. The use of the laws of Bermuda was not intended to concoct a voting block which would ultimately vest absolute control of the Company in the hands of the Board of Directors. All CPA shareholders, with the exception of the Board, will be diluted to just a voting minority.

Counsel presents, in his February 13, 2006 letter, numerous reasons why "requiring" the Board to act may be interpreted as improper under Bermuda law, and accordingly the CPA shareholders should not be given the opportunity to vote. Yet, if the Board would simply choose to do so, taking steps to return the voting control to the CPA shareholders would not be illegal under Bermuda law. Counsel is only presenting arguments against the Board being "required" to do something.

My 2006 proposal is intended, again as in my 2005 proposal, to return the representative right of voting to the CPA shareholders. Any Board action requested by, or read into, my proposal should be viewed by the requirements of the then-U.S. bylaws and the yet in-effect policy (repeated for emphasis):

> "That (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a similar state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "Board"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares."

My 2006 proposal states the intent for the Board to take definitive actions to remove voting rights from the shares owned by AmerInst Investment Company, Ltd. The alternatives available to the Board, such as cancelling the shares or calling for amending the bye-laws, would simply yield a similar result as would be the case if AmerInst was still a U.S. company.

Conclusion

I continue to strongly argue that the CPA shareholders deserve this opportunity to send another strong message to the Board as to the future and governance of their investment.

Please be so kind as to acknowledge receipt by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided for your convenience. Please contact me if you have any questions or comments regarding this letter or my proposal by mail as above, by telephone at (309) 829-9888 ext. 206, or by email at bbreitweiser@dbc-llp.com.

Respectfully submitted,

Bruce W. Breitweiser

BWB:eej

cc: Mr. J. Craig Walker

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerInst Insurance Group, Ltd
Incoming letter dated February 13, 2006

The proposal requires the board to take whatever steps necessary, including changing the bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd.

There appears to be some basis for your view that AmerInst may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable jurisdictional law as a mandatory shareholder proposal. It appears that this particular defect could be cured, however, if the proposal was recast as a recommendation or request to the board. Accordingly, unless the proponent provides AmerInst with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmerInst omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that AmerInst may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AmerInst may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AmerInst may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that AmerInst may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Ted Yu

Ted Yu
Special Counsel